UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Borders Group, Inc.

____________________________________________________________

(Name of Issuer)

Common Stock

____________________________________________________________

(Title of Class of Securities)

099709107

_______________________________________

(CUSIP Number)

Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, New York 10019
212-813-3700

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000

November 20, 2007

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099709107

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Pershing Square Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,075,580
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,075,580
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,075,580
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 17.1%[1]
14		Type of Reporting Person (See Instructions) IA

______________

1 This calculation is based on 58,833,583 shares of common stock of Borders Group, Inc. outstanding as of August 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

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CUSIP No. 099709107

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) PS Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,075,580
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,075,580
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,075,580
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 17.1%[2]
14		Type of Reporting Person (See Instructions) OO

______________

2 This calculation is based on 58,833,583 shares of common stock of Borders Group, Inc. outstanding as of August 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

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CUSIP No. 099709107

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Pershing Square GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 4,815,397
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 4,815,397
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,397
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 8.2%[3]
14		Type of Reporting Person (See Instructions) IA

______________

3 This calculation is based on 58,833,583 shares of common stock of Borders Group, Inc. outstanding as of August 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

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CUSIP No. 099709107

1		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) William A. Ackman
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power — 0 —
	8	Shared Voting Power 10,075,580
	9	Sole Dispositive Power — 0 —
	10	Shared Dispositive Power 10,075,580
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,075,580
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 17.1%[4]
14		Type of Reporting Person (See Instructions) IN

______________

4 This calculation is based on 58,833,583 shares of common stock of Borders Group, Inc. outstanding as of August 29, 2007 as reported in its quarterly report on Form 10-Q for the quarterly period ended August 4, 2007.

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This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on October 9, 2007 by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety, as follows:

Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased an aggregate of 10,075,580 shares of Common Stock for a total consideration (including brokerage commissions) of $168,170,106 derived from the capital of the Pershing Square Funds.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety, as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended August 4, 2007, there were 58,833,583 shares of Common Stock outstanding as of August 29, 2007. Based on the foregoing, the 10,075,580 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 17.1% of the shares of the Common Stock issued and outstanding as of such date.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 4,815,397 shares of Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons owns any shares of Common Stock, other than the Subject Shares reported in this Amendment No. 1.

(c) See trading data attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transactions in shares of the Common Stock were effected by any Reporting Person.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.1 Required trading data of the transactions in the Common Stock

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: November 23, 2007	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman Managing Member

/s/ William A. Ackman
William A. Ackman

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EXHIBIT INDEX

Exhibit 99.1	Required trading data of the transactions in the Common Stock

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